news release

Zi Brings Advanced Texting via the BREW® Solution to
Handset Manufacturers Worldwide

"Off-the-shelf" eZiText® Adaptation Kit for the BREW solution to simplify text integration for OEMs

CALGARY, AB, December 13, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions today announced the commercial availability of the eZiText® Adaptation Kit for QUALCOMM's BREW solution. The eZiText Adaptation Kit is a unique software package for handset manufacturers that simplifies the integration of predictive text input functionality, and is now available via QUALCOMM's BREW solution.

The new eZiText Adaptation Kit for the BREW solution offers a seamless interface between Zi's industry-leading eZiText text input solution and QUALCOMM's widely available BREW solution. The kit is capable of handling custom configurations to suit specific device requirements or specifications, which significantly reduces engineering integration resource demands on device manufacturers, and reduces the time-to-market for new devices. The eZiText Adaptation Kit can help deliver intuitive, user-friendly devices that will increase end-user satisfaction and, ultimately, boost application and service provider revenues.

"Technologies such as eZiText from Zi extend the functionality of the BREW solution, and provide easier access to the BREW-based products, services and content that our partners demand" said Mazen Chmaytelli, director of product management for QUALCOMM Internet Services. "We're please to support Zi as it makes eZiText available to the BREW community."

"This announcement is another milestone in our on-going relationship with QUALCOMM. Using this BREW-based tool, manufacturers will be able to more quickly and easily integrate Zi's industry-leading predictive text input solution for wireless data services," said Glen Morgan, senior vice president of global sales and marketing at Zi Corporation. "A number of handset manufacturers - including AnyDATA, HiSense, KTFT, Telson and others - are already experiencing the major benefits of the eZiText Adaptation Kit for the BREW solution."

The off-the-shelf eZiText Adaptation Kit for the BREW solution includes an application programming interface (API) and user interface (UI) reference for handset manufacturers. The kit adds functionality to the existing BREW API specifically for Zi technologies, ensuring 100 percent compatibility with the BREW solution.

The eZiText Adaptation Kit for the BREW solution is now available to handset manufacturers directly from QUALCOMM. eZiText is available for license directly from Zi.

QUALCOMM's BREW solution provides products and services that connect the mobile marketplace value chain, which includes publishers, developers, content providers, device manufacturers, operators and consumers.

Publishers and developers worldwide are generating revenue from BREW-based applications and content, and 27 manufacturers have offered more than 150 BREW-enabled device models to consumers. BREW is successfully enabling the commercial wireless data services of many successful operators, including Verizon Wireless, Alaska Communication Systems, ALLTEL, Cellular One, Cellular South, Cricket Communications, MetroPCS, Midwest Wireless, NTELOS, Pioneer, Rural Cellular Corporation and U.S. Cellular in the United States, Bermuda Digital Communications, China Unicom, KDDI in Japan, KTF in South Korea, Hutch in Thailand, Iusacell in Mexico, VIBO in Taiwan, Tata in India, Telstra in Australia, VIVO in Brazil, BellSouth Argentina, BellSouth Chile, BellSouth Colombia, BellSouth Ecuador, BellSouth Guatemala, BellSouth Nicaragua, BellSouth Panama, BellSouth Peru, Movicom in Argentina, Movicom in Uruguay, Telcel and Movilnet in Venezuela, Verizon Dominicana, Verizon Wireless Puerto Rico, Pelephone in Israel and Zapp in Romania.

About eZiText
Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with a richer, more personalized text input experience. eZiText provides fast, efficient and intuitive text entry through truly predictive one-touch entry and word completion, and is coupled with the ability to learn from a user's usage patterns and behaviors. eZiText is currently available in and supports over 40 unique language databases.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

QUALCOMM and BREW are registered trademarks of QUALCOMM Incorporated. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Bethany Caldwell (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com

Len Hall (business media)
len@allencaron.com
(949) 474-4300